

# Offering Statement for Med-X, Inc. ("Med-X")

Med-X, Inc. ("Med-X," the "Company," "we," or "us"), a Nevada C-Corp incorporated on 02/24/2014, is holding the following offering:

**Target Amount:** $10,000 | 40,000 shares
**Maximum Amount**: $3,000,000 | 12,000,000 shares
**Type of Security:** Common Stock
**Price/Share**: $0.25
**Minimum Investment**: $500

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by May 31st, 2023. (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

## Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of The Company's industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect The Company's actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, its actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in The Company's expectations.

## About This Form C

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN MED-X, INC., AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN MED-X, INC. IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE

TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

### Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://medx-rx.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

# The Company

1. **Name of Issuer:**

Med-X, Inc.

8236 Remmet Avenue, Canoga Park, CA, 91304

# Eligibility

2. **The following are true for Med-X, Inc.:**

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).

5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Failures of the Issuer or any of its predecessors to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding:**

On November 3, 2015, The Company's Regulation A+ was declared qualified by the SEC for its proposed crowdfunding offering of common stock under the revised SEC Regulation A+ rules. As a result of the completion of the Regulation+ offering, we became subject to certain SEC reporting requirements. We miscalculated the initial requirements for filing an annual Form 1-K. On September 2, 2016, we received notice from the SEC that we had failed to meet the Form 1-K deadline of April 30, 2016. On the next business day, we notified the SEC of the mistake and that we would get the report filed as fast as possible. We filed the Form 1-K report on September 19, 2016. Unfortunately, the SEC had issued a temporary suspension order on September 16, 2016 which we did not receive until after the 1-K filing. As such, we then terminated the offering and requested that the SEC lift the temporary suspension.

Despite filing the report, the SEC decided not to lift the temporary suspension and instead pursued an administrative proceeding to make the suspension of The Company's Regulation A+ offering permanent due to (i) the late filing and (ii) the fact that shares were sold pursuant to the qualified offering during the period when the filing was delinquent. We opposed the SEC's request for a permanent suspension and sought to vacate the temporary order via an administrative proceeding before an SEC Administrative Law Judge Jason S. Patil. Hearings on the matter were held on January 10, 2017 and January 25, 2017 and post-hearing briefing was submitted thereafter. On May 8, 2017, Judge Patil found in favor of Med-X, granting Med-X's request to vacate the temporary order and denying the SEC's request for a permanent suspension. The SEC declined to appeal the decision and thereafter issued an order, dated August 24, 2017, declaring Judge Patil's Decision final and effective.

Additionally, Med-X closed a round of funding under Regulation Crowdfunding in 2021 and was late in submitting their C-AR in 2022 for this offering. Med-X has since filed their C-AR for 2022 and is, again, eligible to utilize the Regulation Crowdfunding exemption.

# Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

**<u>Employee Name and Title</u>**

Matthew Mills, CEO, Chairman of the Board

**Employee Background**

Matthew Mills is currently Chairman of the Board and CEO as well as the Company's visionary. He utilizes and implements his vast experience and knowledge in product development, operations, business development, manufacturing, marketing, and crowdfunding to position the company for short-term and long-term growth.

**3-Year Work History**

Employer: Med-X, Inc. (primary position)

Title: Chairman and CEO

Dates: February 2014 - Present

Business Responsibilities: Management & Operations

**<u>Employee Name and Title</u>**

Ronald J. Tchorzewski, CFO and Director

**Employee Background**

CFO and Director of Med-X, Inc. since inception. Ron has over thirty-five years of experience in financial accounting for start-up and development companies, as well as reporting for publicly held companies from Silicon Valley and beyond. His Chief Financial Officer level support, including business plan development, capital structure, and day-to-day accounting experience positions Med-X, Inc. for financial success.

**3-Year Work History**

Employer: Med-X, Inc. (primary position)

Title: CFO and Director

Dates: February 2014 - Present

Business Responsibilities: Financial Management & Accounting

## Employee Name and Title

Nicholas D. Phillips, Chief Media Officer

**Employee Background**

Nick Phillips began his career in the Hollywood entertainment world before moving into digital marketing for multiple products in Los Angeles. Now, he drives the Media Divisions at Med-X, Inc. His skill set, coupled with his dedication and attention to detail, ensures solid leadership for The Company's Media and E-Commerce Divisions.

**3-Year Work History**

Employer: Med-X, Inc. (primary position)

Title: CMO

Dates: February 2014 - Present

Business Responsibilities: Media Management & Marketing

## Employee Name and Title

Jennifer J. Mills, President and Corporate Secretary

**Employee Background**

Jennifer Mills has been the Director and Corporate Secretary of Med-X, Inc. since its inception and named President in 2021. Jennifer has worked for multiple companies in her career as a high-level accounting liaison as well as in Human Resources and Project Management.

**3-Year Work History**

Employer: Med-X, Inc. (primary position)

Title: Corporate Secretary, Executive Vice President, President

Dates: February 2014 - Present

Business Responsibilities: Management & Human Resources

**Employee Name and Title**

Dr. David Toomey Chief Science Officer

**Employee Background**

Dr. David Toomey is the CSO of Med-X, Inc. He has been the CSO since the inception of the company in February 2014 to present as well as CEO and a board member until 2021. His principal business responsibilities are business development, product development.

**3-Year Work History**

Employer: Med-X, Inc. (primary position)

Title: CSO and Director

Dates: February 2014 - Present

Business Responsibilities: Management & Product Development

**Employee Name and Title**

Dr. Allan Kurtz, Director

**Employee Background**

Dr. Allan Kurtz is board-certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation since 1986. Dr. Kurtz has been the Medical Director of

Warner Medical Center and the California Center of Longevity Medicine. He is also a long-time member of the American Osteopathic College of Internal Medicine.

**3-Year Work History**

Principal Occupation: Doctor of Internal Medicine (primary position)

Employer: Allan Kurtz, a Professional Medical Corporation

Dates: February 1986 - Present

Business Responsibilities: Director

**Employee Name and Title**

Frederick Dashiell, Director

**Employee Background**

Dr. Frederick Dashiell has held various teaching positions at educational institutions such as Chapman University in Orange, CA, University of California at Los Angeles, and California Institute of Technology. Frederick has also had various positions as a computer scientist as well as research scientist in the private sector. Frederick received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

**3-Year Work History**

Principal Occupation: Adjunct Professor (primary position)

Employer: Chapman University

Dates: February 2010 - Present

Business Responsibilities: Director

**Employee Name and Title**

Michael Kuntz, Director

**Employee Background**

Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016.

**3-Year Work History**

Principal Occupation: Managing Director (primary position)

Employer: Young America Capital

Dates: Since 2016 - Present

Business Responsibilities: Director

## Employee Name and Title

Dr. Morton I. Hyson, Director

**Employee Background**

Dr. Morton Hyson is in private practice as a Board-certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, CA, where he has been educating since September 2000. His professional Associations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society.

**3-Year Work History**

Principal Occupation: Neurologist (primary position)

Employer: Private Practice

Dates: February 1990 - Present

Business Responsibilities: Director

# Principal Security Holders

5. The following provides the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power,

include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

**Principal Security Holder Name**

Matthew Mills

**Securities**

13,150,016 shares of common stock AND 500,000 options AND 10,000 shares of Series A preferred stock

**Security Class**

Common Stock AND Series A preferred stock

**Voting Power**

55.0%

# Business and Anticipated Business Plan

**6. The following describes in detail the business of the issuer and the anticipated business plan of the issuer.**

General: Med-X, Inc. ("Company") is a Nevada corporation formed in February 2014, engaged in the business of green scene product development, distribution, and marketing. Its business has expanded significantly since the closing of its merger with Pacific Shore, its affiliate, on April 16, 2018. The Company and Pacific Shore Holdings, Inc. ("Pacific Shore") have developed a series of proprietary natural "green" branded products under division names Nature-Cide, Thermal-Aid and Malibu Brands. Nature-Cide products are all natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including but not limited to professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the hemp and cannabis cultivation industry. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy modality products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. The Company's Malibu Brands' division's initial products are all natural homeopathic topical botanical blends that include essential oils. The first product in the Malibu Brands category is "Pacific Pain Relief Cream" which is available through various e-commerce platforms. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes high quality media content to generate revenue from advertisers and traffic optimizing venues. The MJT Network includes smartphone and tablet applications and also publishes a daily news video through social and news applications. The Company only yields revenue from published stories and does not allow any solicitation of any federally banned substances or paraphernalia. The Company has also developed another media platform called the National Investor Network, www.nationalinvestornetwork.com. The National Investor Network acts as a digital lead generator for the Company's past, current or future crowdfunding efforts, as well as publishing content for other companies that are looking to be recognized as raising capital using the new exemptions promulgated under the Jobs Act of 2012 which permits and regulates crowdfunding initiatives. The Company expects to market various companies raising capital and generate revenue and small equity percentages of each company by promoting and positioning crowdfunding initiatives for them within the network, which The Company believes will help them raise capital for the businesses.

 The Company  expects the demand for  its proprietary products to increase significantly. The Company and Pacific Shore, its wholly subsidiary, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu Brands and The MJT Network divisions.

Acquisition of Pacific Shore: On April 16, 2018, Med-X closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore Holdings, Inc., pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to mitigate dilution to existing Med-X shareholders, the Company's CEO, Matthew Mills, and Pacific Shore collectively tendered to Med-X for cancellation of approximately 56.8 million outstanding shares of Med-X common stock. Upon closing of the merger, the Company issued to Mr. Mills 10,000 shares of newly authorized super voting Series A Preferred Stock of Med-X, having de minimis economic rights (i.e., no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of Med-X. Company plans to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. The Company's management believes it can create strong value for shareholders by acquiring similar companies that have growing revenues and assets.

Terms of the Merger: On December 15, 2017, Med-X, Inc. entered into an Agreement of Merger and Plan of Reorganization (the "Merger Agreement") with Pacific Shore Holdings, Inc., a Delaware corporation ("Pacific Shore"), and Med-X Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), by which the Company acquired Pacific Shore (the "Merger"). At the closing of the Merger on April 16, 2018, Pacific Shore became a wholly owned subsidiary of the Company. The Merger Agreement had been approved by the Board of Directors of both the Company and Pacific Shore. A copy of the Merger Agreement is attached as Exhibit 7.1 to the Report on Form 1U, filed by the Company with the Commission, dated December 15, 2017, reviewable at www.sec.gov.

Subject to the terms and conditions of the Merger Agreement, the shares of common stock, par value $0.001 per share, of Pacific Shore (the "Pacific Shore Common Stock"), owned by the stockholders of Pacific Shore (other than shares of Pacific Shore Common Stock as to which appraisal rights are perfected pursuant to the applicable provisions of the Delaware General Corporation Law ("DGCL") and not withdrawn or otherwise forfeited), by virtue of the Merger and without any action on the part of the stockholders, converted into the right to receive the number of shares of common stock, par value $0.001 per share, of the Company (the "Med-X Common Stock") equal to one share of Med-X Common Stock for every two shares of Pacific Shore Common Stock, rounded to the nearest whole number. No fractional shares of Med-X common stock were issued as a result of the share exchange.

Med-X Common Stock issued among the holders of Pacific Shore Common Stock in the Merger were not issued to more than 35 holders of Pacific Shore Common Stock who are not "Accredited Investors" as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended, based on Consent Agreements (as defined in Article IV of the Merger Agreement), Stockholder Questionnaires, and the historical records of Pacific Shore. The Company accepted non-Accredited Investors up to 35 in the order of the size of their shareholdings in Pacific Shore. Non-Accredited Investors in excess of 35 who are holders of Pacific Shore Common Stock had appraisal rights in accordance with the DGCL. After the Closing, as defined in the Merger Agreement, the Company elected to pay all remaining Non-Accredited Pacific Shore shareholders whose holdings were too small to qualify for the Merger the appraised price per share in cash.

Each share of Pacific Shore Common Stock and Pacific Shore Series A Preferred Stock (collectively, the "Pacific Shore Stock") held in the treasury of Pacific Shore immediately prior to the Effective Time, as defined in the Merger Agreement, was canceled in the Merger and ceases to exist, and each share of outstanding Series A Preferred Stock of Pacific Shore outstanding immediately prior to the Effective Time was canceled in the Merger and ceases to exist.

At the Closing, the Company issued to Matthew Mills, founder of the Company, 10,000 shares of newly authorized Series A Preferred Stock conferring on Mr. Mills no less than 51% voting control of the total issued and outstanding voting stock of the Company for all matters submitted to a vote of the Company's shareholders. The newly authorized Series A Preferred Stock of the Company has the rights, preferences and privileges expressed in the Certificate of Designation of Med-X, Inc. for the Series A Preferred Stock, a copy of which is attached as Exhibit E to the Merger Agreement and as Exhibit 3.1 of the Company's Report on Form 1U filed by the Company with the Commission, dated December 15, 2017, which can be viewed on the Commission's website at www.sec.gov (the "Form 1U Report").

At the Closing, Matthew Mills tendered approximately 47,363,110 shares of common stock of the Company owned by him, and Pacific Shore tendered all 9,450,000 shares of Med-X, Inc. owned by it, to the Company for retirement and cancellation.

A copy of the Merger Agreement is attached as Exhibit 7.1 to the December 15, 2017, Form 1U Report, and incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

There is no assurance that the merger of Med-X, Inc. with Pacific Shore Holdings, Inc. will be successful or profitable for investors. As a wholly owned subsidiary of Med-X, Inc., Pacific Shore will pose risks to Med-X, Inc. and its shareholders, including but not limited to those described under "Risk Factors" in this Offering Circular.

Business of Pacific Shore: Pacific Shore is a Delaware corporation which, through its substantially wholly owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2008 (hereinafter, "PSHCA"), is engaged in the business of product development, distribution, and marketing. On September 30, 2010, Pacific Shore, which prior to September 30, 2010, was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSHCA, a privately held company, through a share exchange (the "Business Combination "). The closing of the Business Combination resulted in PSHCA's security holders becoming the controlling security holders of Pacific Shore, and PSHCA becoming a substantially wholly owned subsidiary of Pacific Shore. Pacific Shore had a trading symbol, PSHR, which Management expects will remain inactive for the foreseeable future. Pacific Shore's Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of Med-X, Inc.

The primary sources of revenue for Med-X and Pacific Shore moving forward are expected to be the proceeds from continued sales of Nature-Cide, Thermal-Aid and Malibu Brands through the Company's national distribution channels. The Company has launched various online sales venues for this purpose, such as www.naturecide.com, www.thermalaidproducts.com, www.malibu-brands and www.nationalinvestornetwork.com. The Company plans to aggressively market its Nature-Cide, Thermal-Aid and Malibu Brands products while positioning its media venue www.nationalinvestornetwork.com to attract sponsorship and advertisers as well as companies that desire to utilize the crowdfunding initiatives under the Jobs Act of 2012.

Nature-Cide: Med-X / Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, under the trade name Nature-Cide ("Nature-Cide") comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients. Nature-Cide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/ nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants, spider mites, white flies, caterpillars and other pests. Nature-Cide products are currently being deployed nationally by professional pest control operations within various industries including but not limited to general commercial/residential, janitorial, turf care, hospitality, transportation and agriculture. Nature-Cide products are proven in commercial and residential environments and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

Nature-Cide contains no harmful poisonous chemicals to humans most found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, Nature-Cide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemongrass oil, and rosemary oil, all of which are recognized by the EPA as FIFRA 25b MINIMUM RISK PESTICIDE compounds. The Nature-Cide All Purpose formula is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The Nature-Cide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

Nature-Cide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains in California, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide's research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural and landscape use in commercial and residential settings.

Nature-Cide products have been tested in various regions across the United States and in Asia with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, mosquitos and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, members of the management team and employees became certified and licensed pest control applicators in California for agricultural commercial pest control. In July 2015, The Company received its pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, The Nature-Cide Service Team became licensed to maintain landscaping in residential and commercial settings and Nature-Cide Service Team obtained its applicator license, which allows them to provide pest control services for exterior structures and all types of landscape and turf. The Company's pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management's intention is to franchise, license and/or otherwise partner with other pest control service companies to offer the services and methods of the Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. The Company also plans to increase its service footprint nationally by acquiring other established pest control service businesses that practice Integrated Pest Management (IPM) protocols, if and when the Company has sufficient capital or financing to do so.

In early 2014, The Company began registering its Nature-Cide products with multiple state Environmental Protection Agency ("EPA") offices around the country. The Brands Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one- and five-gallon containers for indoor and outdoor professional use were its first products to be registered with state EPA offices in 39 states. In 2016, The Company registered its Nature-Cide Ready to Use Outdoor insecticide as well as its Pest Management X2 Commercial Concentrate in 64oz, two and a half, five, and 55 gallons for outdoor professional use. In 2018, Pacific Shore developed and released two new products, the Nature-Cide Insecticidal Dust for indoor and outside use, and Nature Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

Currently the Nature-Cide products are positioned with national distributors including Target Specialty Products (TSP), Veseris (VES), Ensystex (EST) and Forshaw (FOR). Nature-Cide and its distributors have been able to promote Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e., Facebook, Twitter, and LinkedIn) as the newest highly regarded and one of the fastest growing green products in the professional pest control industry. Target Specialty Products, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, and Veseris, Ensystex and Forshaw collectively have approximately 35 distribution centers nationally.

Thermal-Aid: In addition to The Company developing its own products, it also currently owns an exclusive worldwide royalty free license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid ("Thermal-Aid"). Thermal-Aid is a clinically proven microwaveable heat treatment modality that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal-Aid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. The Brands full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network.  The Brands Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia.  The Company continues to negotiate with Kroger to place the Thermal-Aid products in all Kroger chains nationally. Thermal-Aid has been seen on the Home Shopping Network and on NBC's ShopHQ. In addition, the Thermal-Aid Zoo infomercial was a national television campaign in the "As Seen on TV" category and is still used for social media marketing.  The Thermal-Aid products are for sale to consumers worldwide via the Internet and through domestic and distribution channels.  The Company is currently selling Nature-Cide, Thermal-Aid and Malibu Brands online through various web sites including but not limited to Amazon.

 The President and CEO of Pacific Shore, Matthew Mills, completed the assignment of two trademarks which he recently acquired for "Thermal-Aid" and "Nature's Therapeutic Source." He also owns three patents related to Thermal-Aid. The first is a patent for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler. The second is for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler that may have the general appearance of a child's toy or other configuration. The third is for an ornamental design for a bear thermal device. Chairman and founder Matthew Mills, has granted The Company an exclusive worldwide royalty free license in perpetuity to utilize these trademarks and patents to market, distribute, and sell Thermal-Aid, for which he was issued 4,605,337 shares of PSHCA's common stock which he subsequently exchanged for shares of common stock.

On June 22, 2012, The Company entered into an exclusive license agreement with Dr. Morton I. Hyson, M.D., P.C., d.b.a. Hyson Medical Products, pursuant to which The Company was granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache – 5,700,238 (December 23, 1997), (2) Medicated Wrap – 6,313,370 (November 6, 2001), and (3) Medicated Wrap – 7,186,260 (March 6, 2007). The Company is using the technology and case study covered by these patents to market additional proprietary private label consumer products under the brand to address headache pain relief, both migraine and tension. Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. The Company have a license to utilize these patents for any branded products developed by The Company during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. The Company owns the intellectual property to all of its branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for one-year extensions, subject to termination after two (2) years if by then The Company has not brought a branded product to market. The Company commercialized this technology within two (2) years by the launch of its Thermal-Aid Headache Relief System. The Company continues to recognize the agreement with Dr. Hyson, although there is no formal agreement in place.

National Investor Network: The Company has also developed a media platform called the National Investor Network, www.nationalinvestornetwork.com. The network acts as a digital lead generator for the Company's past, current, and future crowdfunding efforts, as well as plans publishing of content for other companies that are looking to utilize crowdfunding to raise capital. The National Investor Network is a membership based digital platform that is designed to offer its members highly curated business news content. Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Member profiles are then evaluated and scored as potential leads for the Company's current crowdfunding efforts. The platform gives other companies in the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company and crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as raising capital using the exemptions promulgated under the Jobs Act of 2012 which permit crowdfunding. The Company later expects to also assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, the Company hopes to generate revenue and small equity percentages of each company with the hope that more exposure will help them with their equity crowdfunding efforts. The Company's media division could be profitable if and to the extent that the revenue from advertisers, sponsors and service fees exceeds the cost of the content (expected to be writers' and content licensing fees) and products offered for online sale.

MJT Network: The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes high quality media content to generate revenue from advertisers and traffic optimizing venues. The network includes smartphone and tablet applications and also publishes a daily news video through social and news applications. The Company only yields revenue from published stories and does not allow any solicitation of any federally banned substances or paraphernalia.

Competition: The Company expects competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the marketplace. The Company and its Brands currently compete or potentially will compete with a number of other companies whose sales will increase in the future, many of which are larger and possess greater human and capital resources than The Company, and already have well established brand recognition. The Company and its Media Platforms face competition for readers and advertisers for the online news publications.

Nature-Cide will encounter intense competition from other all-natural and chemical-based pesticides that have been on the market for years, including those designed for the agricultural markets. Management believes it can compete effectively, but it cannot assure that competition will not impair the maintenance and growth of the planned businesses.

Property: The Company currently leases approximately 30,000 square feet of office and warehouse space located at 8236 Remmet Avenue, Canoga Park, California 91304The lease expires October 14, 2025.

Seasonality: Nature-Cide is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year.

# Risk Factors

**Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, The Company urges you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy,**

are exposed to. **These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.**

## Risks Related to the Company's Business and Industry

The Company has a limited operating history upon which you can evaluate its performance, and accordingly, its prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase, and The Company is just beginning to implement its business plan. There can be no assurance that The Company will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

## Global crises such as COVID-19 can have a significant effect on The Company's business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

**Regulatory changes and uncertainties.**

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

**The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.**

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If The Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, The Company's continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

**The Company may face potential difficulties in obtaining capital.**

The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of revenue, as well as the inherent business risks associated with The Company and present and future market conditions.

**The Company's success depends on the experience and skill of its manager and other key personnel.**

In particular, The Company is dependent on its managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions they make on behalf of the Company.

**Damage to The Company's reputation could negatively impact the business, financial condition and results of operations.**

The Company's reputation and the quality of its brand are critical to its business success and will be critical to its success as it forms and advises new markets. Any incident that erodes confidence in the brand could significantly reduce the Company's value and damage the business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to its interests or may be inaccurate, each of which may harm The Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

## Risks Related to the Offering

**The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

*You should not rely on the fact that The Company's Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.*

**Neither the Offering nor the Securities have been registered under federal or state securities laws.**

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

**The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.**

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

**The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.**

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

**The Company has the right to extend the Offering Deadline.**

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

**The Company may also end the Offering early.**

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

**The Company has the right to conduct multiple closings during the Offering.**

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on all the proceeds cleared of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

## Risks Related to the Securities

**The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

**Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.**

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

**Investors will have no right to control the Company's operations.**

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

**Investors will not be entitled to any inspection or information rights other than those required by law.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.**

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin/token offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

**The Securities may be significantly diluted as a consequence of subsequent equity financings.**

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

**The Securities may be substantially different from other equity securities offered or issued by the Company.**

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

**In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.**

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

**There is no guarantee of a return on an Investor's investment.**

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON MED-X, INC. AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

## The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 40,000 |
| **Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)** | 160,846,175 |
| **Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)** | 12,000,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)** | 172,846,175 |
| **Price Per Security** | $0.25 |
| **Minimum Individual Purchase Amount** | $500 |
| **Offering Deadline** | May 31, 2023 |
| **Use of Proceeds** | See Question 8 |
| **Voting Power** | See Question 13 |

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Med-X, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation

CF from $0 - $500,000 raised, 3.5% of the value of the securities sold through Regulation CF from $500,000 - $1,000,000 raised, 2.5% of the value of the securities sold through Regulation CF from $1,000,000 - $3,000,000 raised. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $3,000,000 through an offering under Regulation CF. Specifically, if The Company reaches the Minimum Raise Amount of $10,000, it may conduct the first of multiple or rolling closings of the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

## 7. Purpose of this Offering:
If the maximum offering amount is raised, the anticipated use of proceeds is as follows in Section 8.

## 8. Intended Use of Proceeds from this Offering

|  | % of Capital if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Capital if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Acquisitions | 35% | $3,500 | 35% | $1,050,000 |
| Marketing | 25% | $2,500 | 25% | $750,000 |
| Working Capital | 25% | $2,500 | 25% | $750,000 |
| Hiring of Key Personnel | 5% | $500 | 5% | $150,000 |
| Registration of Products | 5% | $500 | 5% | $150,000 |
| Research and Development | 5% | $500 | 5% | $150,000 |
| Total | 100% | $10,000 | 100% | 3,000,000 |

* The Company reserves the right to change the above use of proceeds if management believes it is in the best interest of the Company.

**9. Description of How the Issuer will Complete the Transaction and Deliver Securities to the Investors:** Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of The Company's outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, Med-X will be utilizing Vstock Transfer, LLC as their transfer agent.

## 10. Description of how an Investor Can Cancel an Investment Commitment:

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

## 11. Description of The Company's Ability to Perform Multiple Closings or Rolling Closings for the Offer:

If The Company reaches the target offering amount prior to the offering deadline, it may conduct the first of multiple closings of the offering early, if it provides notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, The Company may conduct additional closings until the offering deadline. The Company will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

### 12. Terms of the Securities being Offered:

Target Amount: $10,000 | 40,000 shares
Maximum Amount: $3,000,000 | 12,000,000 shares
Type of Security: Common Stock
Price/Share: $0.25
Minimum Investment: $500

**13. Voting Rights and Proxy:**

One vote per share.

**14. Voting Limitations:** See Section 13.

**15. Modification of the Terms of the Securities being Offered:**
The Company may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and The Company deems it to be a material change, The Company needs to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

**16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Amount Authorized | Amount Outstanding | Reserved Options | Convertible Note/SAFEs | Voting Rights |
|---|---|---|---|---|---|
| Common | 300,000,000 | 160,846,175 | 3,948,888 | N/A | Yes |
| Preferred | 10,000,000 | 10,000 | N/A | N/A | Yes |

# Options, Warrants and Other Rights

**17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

**18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

These are common stock that come with voting rights. These shares are the same as all other common stock outstanding. However, there are also preferred shares outstanding that have different rights identified in the bylaws (see attachment). If shares are owned for less than one year, the shares are restricted.

**19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

**21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

**22. What are the risks to purchasers associated with corporate actions including:**

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach The Company's goals. If The Company does not have enough cash to operate and grow, it anticipates the market price of its securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. The Company cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to Med-X, Inc. investors. The Company may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

**23. Describe the material terms of any indebtedness of the issuer:**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| Matthew Mills and Jennifer Mills | 500,000 | 5.265% | 08/06/2023 |

**24. Other Exempt Offerings The Company has Conducted within the Past Three Years:**
4/15/20: Raised $2,837,200 for working capital through 506C.
4/22/21 Raised $2,881,602 for working capital through 506C.
10/01/21 Raised $2,987,199 for working capital through 506C.
10/19/22 Raised $1,071,500 for working capital through 506C.
5/21/2020: Raised $12,135 for working capital through Reg CF.

**25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

No.

# Financial Condition of the Issuer

**26. Operating History:**

The Company has been operating since February 24th, 2014.

**27. Description of the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:**

Financial Statements can be found in Exhibit A.

Revenue: Revenue for the nine months ended September 30, 2022, was $1,329,484 compared to $709,721 for the nine months ended September 30, 2021.

Operating Expenses. Operating expenses for the nine months ended September 30, 2022, were $5,969,354 compared to $3,577,210 for the nine months ended September 30, 2021. The increase in operating expenses is attributable to an increase in attendance at industry trade shows, marketing, professional fees, and personnel-related expenses.

Net Loss. Net loss year for the nine months ended September 30, 2022, was $5,571,061 compared to $3,047,874 for the nine months ended September 30, 2021. This increase in net loss is due to an increase in attendance at industry trade shows, marketing, professional fees, and personnel-related expenses. The Company cannot assure you when or if revenue will exceed operating costs.

Med-X has cash and equivalents of $301,218 for the nine months ended September 30, 2022, compared to $1,367,366 for the year ended December 31, 2021. The cash is coming from previous raises and the decrease in cash from the previous year is due to the company performing less of a raise than in previous years.

For the historical results of operations, please review the audited financial statements attached.

**28.   Financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**
See Exhibit A

**29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer.
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock.
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Med-X, Inc. answers 'NO' to all of the above questions.

# Other Material Information

**30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:**

*Governance:*
Articles of Incorporation: See Attachment in Form C Filing
Corporate Bylaws: See Attachment in Form C Filing
*Exhibits:*
Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

# Exhibit A

*Financial Statements*

**MED-X, INC.**

**CONSOLIDATED FINANCIAL STATEMENTS**

**DECEMBER 31, 2021 AND 2020**

**TABLE OF CONTENTS**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Med-X, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Med-X, Inc. and its subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Restatement of Financial Statements**

As discussed in Note 3 to the financial statements, the 2020 financial statements have been restated to correct inventory costs. Our opinion is not modified with respect to this matter.

**Going Concern**

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 15 to the financial statements, as of December 31, 2021, the Company had recurring losses from operations, an accumulated deficit and net cash used in operating activities. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

*/s/ Prager Metis CPAs, LLP*

We have served as the Company's auditor since 2019.

El Segundo, California

May 2, 2022

**MED-X, INC.**
**CONSOLIDATED BALANCE SHEETS**
**DECEMBER 31, 2021 AND 2020**

| | 2021 | 2020 As restated |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and equivalents | $ 1,367,366 | $ 752,823 |
| Trade receivables | 28,616 | 150,929 |
| Inventory | 1,020,186 | 753,576 |
| Prepaid expenses and other current assets | 237,781 | 102,146 |
| **Total Current Assets** | 2,653,949 | 1,759,474 |
| | | |
| Property and Equipment, Net | 89,461 | 81,971 |
| Right of use asset, net | 1,064,042 | 1,315,147 |
| Trademark, net | 8,732 | 10,161 |
| **TOTAL ASSETS** | $ 3,816,184 | $ 3,166,753 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 457,080 | $ 489,183 |
| Debt, current portion | 30,927 | 398,263 |
| Lease liability, current portion | 225,763 | 189,523 |
| **Total Current Liabilities** | 713,770 | 1,076,969 |
| | | |
| Lease liability, net of current portion | 919,372 | 1,145,135 |
| Debt, net of current portion | 29,032 | 11,438 |
| **Total Liabilities** | 1,662,174 | 2,233,542 |
| | | |
| **Stockholders' Equity** | | |
| Preferred stock: 10,000,000 authorized, $0.001 par value; Series A Preferred stock: 10,000 shares authorized, issued and outstanding, $0.001 par value | - | - |
| Common stock: $0.001 par value; 300,000,000 shares authorized. 137,224,433 and 120,280,140 shares issued and outstanding as of December 31, 2021 and 2020, respectively | 137,224 | 120,280 |
| Additional paid in capital | 19,082,132 | 12,970,845 |
| Accumulated deficit | (17,065,346) | (12,157,914) |
| **Total Stockholders' Equity** | 2,154,010 | 933,211 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 3,816,184 | $ 3,166,753 |

The accompanying notes are an integral part of these consolidated financial statements.

**MED-X, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**YEARS ENDED DECEMBER 31, 2021 AND 2020**

| | 2021 | 2020 As restated |
|---|---|---|
| Sales | $ 1,010,431 | $ 1,033,750 |
| Cost of Goods Sold | 879,662 | 870,539 |
| Gross Profit | 130,769 | 163,211 |
| | | |
| **Operating Expenses** | | |
| | | |
| Selling & Marketing | 1,185,580 | 790,557 |
| Personnel & Outside Services | 3,212,247 | 2,068,402 |
| General and Administrative | 961,600 | 835,552 |
| Total Operating Expenses | 5,359,437 | 3,694,511 |
| | | |
| (Loss) from Operations | (5,228,668) | (3,531,300) |
| | | |
| **Other Income/(Expense)** | | |
| PPP loan forgiveness | 305,000 | - |
| Gain on sale of assets | 14,605 | - |
| Interest income (expense) | 1,631 | (9,731) |
| Total Other Income (Expense) | 321,236 | (9,731 |
| | | |
| (Loss) Before Income Taxes | (4,907,432) | (3,541,031) |
| | | |
| Net (Loss) | $ (4,907,432) | $ (3,541,031) |
| | | |
| Net (Loss) per Share - basic and diluted | $ (0.04) | $ (0.03) |
| | | |
| Weighted Average Shares Outstanding – basic and diluted | 122,489,732 | 114,203,280 |

The accompanying notes are an integral part of these consolidated financial statements.

**MED-X, INC.**
**CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY**
**YEARS ENDED DECEMBER 31, 2021 AND 2020**

| | Common Shares | Common Stock | Additional Paid in Capital | Accumulated (Deficit) | Total Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2019, as previously reported | 110,690,966 | $ 110,691 | $ 9,086,828 | $ (8,758,605) | $ 438,914 |
| Restatement adjustment (unaudited) | - | - | - | 141,722 | 141,722 |
| Restated Equity (unaudited), December 31, 2019 | 110,690,966 | $ 110,691 | $ 9,086,828 | $ (8,616,883) | $ 580,636 |
| Shares issued for cash (net of offering costs) | 6,538,342 | 6,541 | 3,424,669 | - | 3,431,210 |
| Shares repurchased | (140,264) | (140) | (16,691) | - | (16,831) |
| Resale of purchased shares | 140,264 | 140 | 112,071 | | 112,211 |
| Consulting services for equity raise | 2,988,332 | 2,988 | 355,612 | - | 358,600 |
| Stock Option Non-Cash Compensation | - | - | 180 | - | 180 |
| Fair value of prepaid rent to landlord | 62,500 | 60 | 7,440 | | 7,500 |
| Contribution from shareholder | - | - | 736 | - | 736 |
| Net Loss as restated | - | - | - | (3,541,031) | (3,541,031) |
| | | | | | |
| Balance at December 31, 2020 (As restated) | 120,280,140 | 120,280 | 12,970,845 | (12,157,914) | 933,211 |
| Shares issued for cash (net of offering costs) | 10,231,791 | 10,232 | 5,001,463 | - | 5,011,695 |
| Consulting services for equity raise | 6,712,502 | 6,712 | 1,000,163 | | 1,006,875 |
| Shares repurchased | (163,200) | (163) | (24,317) | - | (24,480) |
| Resale of purchased shares | 163,200 | 163 | 130,397 | | 130,560 |
| Stock Option Non-Cash Compensation | | | 2,845 | | 2,845 |
| Contribution from shareholder | | | 736 | | 736 |
| Net Loss | | | | (4,907,432) | (4,907,432) |
| | | | | | |
| Balance at December 31, 2021 | 137,224,433 | $ 137,224 | $19,082,132 | $ (17,065,346) | $ 2,154,010 |

The accompanying notes are an integral part of these consolidated financial statements.

**MED-X, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**YEARS ENDED DECEMBER 31, 2021 AND 2020**

|  | December 31, 2021 | December 31, 2020 As restated |
|---|---|---|
| **Cash flows (used in) operating activities:** | | |
| Net (loss) | $(4,907,432) | $(3,541,031) |
| Adjustments to reconcile net (loss) to net cash (used in) operating activities: | | |
| Stock issued for consulting services | 1,006,875 | 358,600 |
| Stock option grant | 2,845 | 180 |
| Depreciation and amortization | 53,022 | 112,898 |
| Contribution from shareholder | 736 | 736 |
| Non cash operating lease | 61,582 | 7,252 |
| PPP forgiveness | (305,000) | - |
| (Gain) on disposal of property and equipment | (14,605) | - |
| **Changes in operating assets and liabilities:** | | |
| Trade receivables | 122,313 | (97,427) |
| Prepaid expenses and other current assets | (135,635) | 53,943 |
| Inventory | (266,610) | (8,656) |
| Accounts payable and accrued liabilities | (32,102) | (188,161) |
| Net cash (used in) operating activities | (4,414,011) | (3,301,666) |
| | | |
| **Cash flows from investing activities:** | | |
| Proceeds from sale of property and equipment | 36,000 | - |
| Cash payments for the purchase of property | (37,667) | (3,796) |
| Net cash (used in) investing activities | (1,667) | (3,796) |
| | | |
| **Cash flows from financing activities:** | | |
| Common stock issued for cash net of offering costs | 5,142,255 | 3,543,421 |
| Proceeds from debt | - | 305,000 |
| Payment on share repurchase | (24,480) | (16,831) |
| Principal payments on debt | (87,554) | (60,394) |
| Borrowing (repayment) of promissory note | - | 62,106 |
| Net cash provided by financing activities | 5,030,221 | 3,833,302 |
| | | |
| Net (decrease) increase in cash and equivalents | 614,543 | 527,840 |
| Cash and equivalents at beginning of year | 752,823 | 224,983 |
| Cash and equivalents at end of year | $ 1,367,366 | $ 752,823 |
| | | |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid during the year for: | | |
| Income Tax | $ 1,600 | $ 1,600 |
| Non-cash transactions: | | |
| Issuance of shares for Prepaid rent | $ - | $ 7,500 |

| | | | | |
|---|---|---|---|---|
| Right of use asset- investing activity | $ | - | $ | 1,315,147 |
| Lease Liability - financing activity | $ | - | $ | 1,334,658 |

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 1 - Nature of Operations**

Organization and Description of Business

Med-X, Inc. ("Med-X", "we", "us", "our", or the "Company") is a Nevada corporation formed in February 2014 and is engaged in product development, distribution, and marketing. In April 2018, the Company through a merger acquired Pacific Shore Holdings, Inc. ("PSH" or "Pacific Shore").

The Company and PSH developed a series of natural "green" branded products under our product names: Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries such as professional pest control, sanitation, hospitality, transportation and agriculture, including Cannabis cultivation. Nature-Cide® and Thermal-Aid® brands are distributed through ecommerce platforms as well as by national distribution firms in the US, with international capability. Home Spa Shower Sprays are an essential oil-based product distributed through ecommerce platforms. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and (ii) a cost effective pharmacy automation system for the pharmaceutical and cannabis industries.

**NOTE 2 - Summary of Significant Accounting Policies**

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the consolidated financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements.

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States ("GAAP"), and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Principles of Consolidation

The audited consolidated financial statements include the accounts of Med-X Inc., and its 100% controlled subsidiary, Pacific Shore Holdings, Inc. All significant intercompany balances and transactions have been eliminated.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Year End

The Company has selected December 31 as its year end.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The Company's actual results may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

In each of the years ended December 31, 2021 and 2020, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website and eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners; and upon shipment and/or delivery of the purchased products to the customer, with respect to sales processed online, or shipment of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company's warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case by case basis and generally will issue replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case by case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of Sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per unit basis.

Segment Reporting

The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location.  The Company derives immaterial revenue from advertising sales from our online media platform "MJT Network®".

Cash and Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be considered cash equivalents. The carrying value of these investments approximates fair value. The Company had $1,367,366 and $752,823 in cash at December 31, 2021 and 2020, respectively.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2021 and 2020, the Company had $1,067,154 and $432,385 in excess of the FDIC insured limit, respectively.

Inventory

Inventory consists of both raw materials and finished goods. As of December 31, 2021 inventory consisted of $518,962 in raw materials and $500,865 in finished goods which are valued at the lower of cost or market method as compared to $377,016 in raw materials and $376,560 (as restated, see note 3) in finished goods as of December 31, 2020

Property and Equipment

At December 31, 2021 and 2020, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost. The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

|  | **Years** |
|---|---|
| Software and Website | 5 |
| Furniture and Equipment | 3 |
| Building Improvements | Lease term |
| Capital Leases – Vehicle | Lease term |

Expenditures for maintenance and repairs are expensed as incurred.

Accounts Receivable

All accounts receivable is trade related. The Company's management has established an allowance for bad debt based upon accounts receivable that are more than one year past due. An allowance for doubtful accounts as of December 31, 2021 was $4,812 and $0 as of December 31, 2020.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded on management's best estimate of collection.

Stock Based Compensation

We account for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. Stock-based compensation is included in general and administrative expenses in our consolidated statements of operations. Stock based compensation for 2021 and 2020 was $2,845 and $180, respectively.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, "Property, Plant, and Equipment," requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value ("FV"). The Company did not record any impairment to long-lived assets as of December 31, 2021 or 2020.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a Right of Use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842. The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company's historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, "Fair Value Measurements and Disclosures" for the accounting for financial assets and financial liabilities and items that are recognized or disclosed at FV in the financial statements on a recurring basis, at least annually. This standard provides a single definition of FV and a common framework for measuring FV as well as new disclosure requirements for FV measurements used in financial statements. FV measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure FV, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a FV measurement.

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at FV. This standard clarifies how a company should measure the FV of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The FV accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for FV measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The financial instruments of the Company classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, short-term borrowings, borrowings under revolving credit facility, accounts payable and accrued expenses, are recorded at carrying value, which approximates fair value based on the short-term nature of these instruments.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance ASC 260- 10 "*Earnings per Share*", which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the years ended December 31, 2021 and 2020, there were 3,948,888 and 3,936,388 potentially dilutive shares as a result of certain outstanding, exercisable stock options and share purchase warrants.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Recent Accounting Pronouncements (continued)

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") — "Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06")", to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity's own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity's own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is does not believe this standard will have a material impact on its consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

**NOTE 3 – Restatement**

During fiscal 2021 the Company identified an error related to 1) certain production costs including an allocation of operating overhead such as rent and utilities and 2) certain additional costs of labor such as workers compensation, vacation benefits, payroll expenses and medical insurance, which previously had been incorrectly included in General and Administrative expense and Personnel & Outside Services, respectively.  As a result, the Company has recorded an adjustment to retained earnings as of December 31, 2019 of $141,722 (unaudited) for the prior year impact of the errors, and has reflected a net increase to inventory in fiscal 2020 in respect of the capitalized production costs of $128,103, an increase to costs of goods sold in fiscal 2020 of $158,719, a reduction to personnel and outside service of $45,484 and a reduction to general and administrative expenses in fiscal 2020 of $99,616.

|  | December 31, 2020 | |
|---|---|---|
|  | As Reported | As Restated |
| *Consolidated Balance Sheets* | | |
| Inventory | $ 625,473 | $ 753,576 |
| Total Current Assets | $ 1,631,371 | $ 1,759,474 |
| TOTAL ASSETS | $ 3,038,650 | $ 3,166,753 |
|  | | |
| Accumulated deficit | $ (12,286,017) | $ (12,157,914) |
| Total Stockholders' Equity | $ 805,108 | $ 933,211 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 3,038,650 | $ 3,166,753 |

|  | December 31, 2020 | |
|---|---|---|
|  | As Reported | As Restated |
| *Consolidated Statements of Operations* | | |
| Cost of Goods Sold | $ 711,820 | $ 870,539 |
| Gross profit | $ 321,930 | $ 163,211 |
| Personnel & Outside Services | $ 2,113,886 | $ 2,068,402 |
| General and Administrative | $ 935,168 | $ 835,552 |

| | | |
|---|---:|---:|
| Total Operating Expenses | $ 3,839,611 | $ 3,694,511 |
| (Loss) from Operations | $ (3,517,681) | $ (3,531,300) |
| (Loss) Before Income Taxes | $ (3,527,412) | $ (3,541,031) |
| Net (Loss) | $ (3,527,412) | $ (3,541,031) |

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 3 – RESTATEMENT (continued)**

| | December 31, 2020 | |
| --- | --- | --- |
| | *As Reported* | *As Restated* |
| *Consolidated Statements of stockholders' equity* | | |
| Net (loss) | $ (3,527,412) | $ (3,541,031) |
| Accumulated deficit | $(12,286,017) | $(12,157,914) |

| | December 31, 2020 | |
| --- | --- | --- |
| | *As Reported* | *As Restated* |
| *Consolidated Statements of Cash Flow* | | |
| Cash flows (used in) operating activities: | | |
| Net (loss) | $(3,527,412) | $(3,541,031) |
| Inventory | $ (22,275) | $ (8,656) |

**NOTE 4 – SEGMENTS AND DISAGGREGATED REVENUE**

The Company is primarily engaged in the business of product development, distribution, and marketing. Our products are developed and offered under three separate brand names: (1) An all-natural, eco-friendly, professional strength pesticide branded Nature-Cide® for indoor and outdoor pesticide, insecticide and/or repellent; (2) Thermal-Aid® offering a line of all-natural products designed for the medical field to reduce swelling, for therapy and to relieve various pain issues affecting adults, children and animals; and, (3) Malibu Brands with a line of all-natural homeopathic products designed to treat aches and pains and stimulate overall personal health and well-being. The Company offers its products through a managed website, through distributors and via resellers such as Amazon. While the Company's product line has some differentiation product focus, the operating process for production, distribution and product sales is essentially the same. The Company considers its operations a single reportable segment, the results of which are regularly reviewed by the chief operating decision maker ("CODM") to analyze performance and allocate resources. The Company measures the results of its operating segment through a review of net sales and operating income, which includes certain corporate overhead allocations. From time to time, the Company may revise the measurement its segment operating income, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM.

We also operate the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues, the operations of which are currently immaterial.

Disaggregated Revenues

Total revenues, consisting of disaggregated net sales across each of our product lines is set out below:

**Revenue by Product**

| | 2021 $$ | 2021% | 2020 $$ | 2020% |
| --- | --- | --- | --- | --- |
| Nature-Cide | $ 572,270 | 56.6% | $632,803.0 | 61.2% |
| Thermal-Aid | 410,840 | 40.7% | 394,624 | 38.2% |

| | | | | |
|---|---|---|---|---|
| Malibu Brands | 22,041 | 2.2 % | 2,037 | 0.2 % |
| Advertising | 5,280 | 0.5 % | 4,286 | 0.4 % |
| **TOTAL** | **$ 1,010,431** | **100.0 %** | **$ 1,033,750** | **100.0 %** |

The following table reflects disaggregated revenue by sales channel:


**Revenue by Channel**


| | 2021 $$ | 2020 $$ |
|---|---|---|
| Ecommerce/Online | $ 442,055 | $ 260,544 |
| Distributors | 563,096 | 768,920 |
| Digital Advertising | 5,280 | 4,286 |
| **TOTAL** | **$ 1,010,431** | **$ 1,033,750** |

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 5 – Prepaid Expenses and Other Current Assets**

Prepaid expenses and other current assets consisted of the following.

|  | As of December 31, | |
|---|---|---|
|  | 2021 | 2020 |
| Prepaid expenses for financing | $ 62,500 | $ - |
| Short term advances to suppliers | 106,982 | 36,392 |
| Prepaid rent | 11,975 | 9,431 |
| Lease deposit | 56,324 | 56,324 |
| Total | $ 237,781 | $ 102,147 |

**NOTE 6 – Property and Equipment**

Property and equipment are summarized by major classifications as follows as of December 31, 2021 and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Buildings & improvements | $ 337,806 | $ 337,806 |
| Furniture & equipment | 320,218 | 318,553 |
| Software | 166,513 | 166,513 |
| Vehicles | 194,587 | 152,574 |
| Total Assets | 1,019,124 | 975,446 |
| Less: Accumulated depreciation | (929,663) | (893,473) |
|  | $ 89,461 | $ 81,971 |

During the year ended December 31, 2021, the Company disposed vehicles for proceeds of $36,000 in cash and recorded a gain on disposal of assets in the amount of $14,605.

The Company recognized depreciation and amortization expense of $53,022, and $112,898 for the years ended December 31, 2021, and 2020, respectively, as a component of general and administrative expenses on the consolidated statements of operations, all of which represented depreciation of furniture, equipment, and leasehold improvements.

**NOTE 7 – Accounts Payable and Accrued Liabilities**

Accounts payable and accrued liabilities consisted of the following.

|  | As of December 31, | |
|---|---|---|
|  | 2021 | 2020 |
| Accounts payable | $ 336,518 | $ 352,317 |
| Accrued employee compensation | 52,550 | 97,998 |
| Payroll liabilities | 68,012 | 38,868 |
| Total | $ 457,080 | $ 489,183 |

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 8 – Lease**

The Company conducts its operations from facilities in Canoga Park, California that initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The table below presents the Company's right-of-use assets and lease liabilities as of December 31, 2021:

|  | December 31, 2021 |
|---|---|
| Operating leases |  |
| Right-of-use assets: | $ 1,064,042 |
| Total right-of-use assets | $ 1,064,042 |
|  |  |
| Lease liabilities: |  |
| Lease liabilities | $ 1,145,135 |
| Total operating lease liabilities | $ 1,145,135 |

The aggregate future lease payments for the Company's operating leases as of December 31, 2021 are as follow:

| Year | Amount |
|---|---|
| 2022 | $ 296,386 |
| 2023 | 332,312 |
| 2024 | 372,728 |
| 2025 | 309,858 |
| Total lease payment | 1,311,284 |
| Less: imputed interest | (166,149) |
| Present value of lease liabilities | 1,145,135 |
| Current option of lease liabilities | 225,763 |
| Lease liabilities, long term | $ 919,372 |

The weighted average remaining lease term for the Company's operating leases was 3.75 years as of December 31, 2021 and the discount rate for those leases was 6.75%, which is the Company's incremental borrowing rate. The Company's operating lease expenses are recorded within general and administrative expenses.

The Company also entered into a five-year lease for approximately 600 square feet of land from one of its Executives on which the Company constructed its test facility. The Company is currently leasing 600 square feet of land on a month-to-month basis under the same terms as the original lease. The Company's cost for the use of the land is that it pays the utilities for to the property. During the year ended December 31, 2021 the Company imputed annual rental costs of $736 (Note 8 below) in respect to the related party lease which was reflected as additional paid in capital..

Rent expense in 2021 and 2020 was $332,971 and $268,902, respectively, of which $95,877 and $90,445, respectively, has been allocated to costs of goods sold with respect to production costs for inventory during the years ended December 31, 2021 and 2020.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 9 – Related Party Transactions**

The Company's subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company's subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12 month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice. The Company paid license fees under this agreement of $1,288 and $2,031 in the years ended De ember 31, 2021 and 2020, respectively.

The Company, as disclosed in Note 8 – Leases above, leases approximately 600 square feet of land from one of its Executives and has imputed annual rental fees of $736 per year which is reflected as additional paid in capital.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company's SEC reporting and compliance activities. In the years ended 2021 and 2020 the Company incurred other legal expenses from Richardson & Associates of $60,705 and $10,870 respectively. In addition, Mr. Richardson received Founder's shares in the Company.

During the years ended December 31, 2021 and 2020 the Company purchased and resold 163,200 and 140,264 shares of its common stock from its CEO, Matthew Mills, respectively for cash of $130,560 and $112,211, or $0.80 per share.  The fair market value of the shares was $0.15 and $0.12, in each of the years ended December 31, 2021 and 2020, respectively, as determined by an independent valuation report,  and the Company recorded share based compensation in consideration of the purchase price of the shares in excess of fair market value of $106,080 and $95,280 in the years ended December 31, 2021 and 2020.

**NOTE 10 – Concentration of Credit Risks**

Concentration of Major Customers

As of December 31, 2021, the Company's trade accounts receivable was $28,616 from 77 customers. For the year ended December 31, 2021 the Company received 45% of its revenue from two customers; specifically  25% from Veseris and 20% from Target Specialty Products.

As of December 31, 2020, the Company's trade accounts receivable was $150,929 from 66 customers. For the year ended December 31, 2020 the Company received 63% of its revenue from three customers; specifically 26% from Target Specialty Products, 19% from RGH and 18% from Veseris.

**Concentration of Supplier Risk**

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had three vendors that accounted for 77% of purchases during the year ended December 31, 2021. Specific concentration for the three vendors were Berje with approximately 40%, Actions & Company 23% and K-1 Packaging, Inc. at approximately 14%.

The Company had two vendors that accounted for 68% of purchases during the year ended December 31, 2020. Specific concentration for the two vendors was Actions & Company 34% and Berje 34%.

If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 11 – Debt**

| Description | As of December 31, 2021 | As of December 31, 2020 | Interest Rate Terms | Interest Rate | Maturity |
|---|---|---|---|---|---|
| Federal Paycheck Protection Program ("PPP) and EIDL loan | $ - | $ 305,000 | Fixed | 1.00% | The full amount was principal as there was no interest charged as it was to be forgiven |
| Crestmark Bank – Promissory note | 14,642 | 85,210 | Variable | 2% + Prime Rate | N/A |
| Capital lease – Ford – 150 | 11,896 | 19,491 | Fixed | 5.49% compound monthly | Monthly payment $743.51, due on April 13, 2023 |
| Capital lease – Chevy Tahoe | 33,421 | - | Fixed | 3.99% compound monthly | Monthly payment $713.53 due on March 3, 2026 |
| Total | $ 59,959 | $ 409,701 | | | |
| Current portion | 30,927 | 398,263 | | | |
| Long term debt | $ 29,032 | $ 11,438 | | | |

The Company entered into a Loan and Security Agreement (the "Loan Agreement") and a promissory note (the "Note") with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2021 and 2020 the outstanding balance was $14,642 and $85,210 respectively.

The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 12 – Common Stock**

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, of which 137,224,433 and 120,280,140 shares were issued and outstanding as of December 31, 2021 and 2020, respectively. Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of voting capital stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

*Share issuances during the fiscal year ended December 31, 2021:*

During 2021, the Company issued 1,893,293 shares of common stock at $0.80 per share under its second Regulation A+ Offering and resold 163,200 shares of common stock at $0.80 per share which had been previously issued to one of its Executive Officers.

The Company also sold 8,338,498 shares of common stock at $0.60 per share under a private placement.

The Company also issued 6,712,502 shares of common stock for consideration associated with consulting support of Company raising equity. The fair value of the 6,712,502 was $1,006,875 at $0.15 and was expensed.

The Company received gross proceeds of $6,517,733 from these offerings offset by $1,506,535 in offering costs applied to the above.

*Share issuances during the fiscal year ended December 31, 2020:*

During 2020, the Company issued 6,538,342 shares at $0.80 per share under its second Regulation A+ Offering and resold 140,264 shares of common stock at $0.80 per share, which had been previously issued to one of its Executive Officers.

The Company also issued 2,988,332 shares of common stock for consideration associated with consulting support of Company raising equity and 62,500 shares for prepaid rent associated with the lease renewal of its corporate offices. The fair value of the 2,988,332 shares at $0.12 per share was $358,600 and was expensed. The 62,500 shares issued to the lessor was recorded as part of the right of use asset of $7,500.

The Company received gross proceeds of $4,360,378 from these offerings offset by $816,957 in offering costs applied to the above.

**NOTE 13 – Preferred Stock**

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and to be issued in such series as determined by our Board. We currently have 10,000 shares of Series A Preferred Stock issued and outstanding, all of which are held by Matthew Mills, our Chairman and President. The outstanding Series A Preferred Stock was issued as part of a merger transaction in fiscal year 2018, enabling Mr. Mills to maintain 51% voting control over the Company and effectively conferring on him control over all matters subject to a shareholder vote, including the election of directors.

Holders of Series A Preferred Stock have no conversion rights and are not entitled to dividends and have no liquidation preferences. Holders of the Series A Preferred Stock shall vote separately as a class and have the right to votes equal to 51% of the total vote with respect to any matter submitted for a vote to shareholders of the Company. The Company holds certain redemption rights with respect to the Series A Preferred Stock which will be automatically redeemed by the Company at the shares' par value upon the first to occur of (i) Mr. Mills' ceasing to have an employment/consulting relationship with the Company or (ii) the Company's stock beginning to trade on a national exchange that prohibits preferential voting rights or requires the elimination of the Series A Preferred Stock holder's preferential voting rights.

**NOTE 14 – Stock Options and Warrants**

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the "Plan"). The plan allows the Company to offer an option or a share purchase right to employees, consultants or members of the Board of Directors. Under the Plan, the maximum number of shares that may be issued shall not exceeded 10,000,000. The term of the option shall not exceed 10 years from the date of grant.

During the year ended December 31, 2021, cumulative grants of 285,000 stock options at an exercise price of $0.80 per share were made to 6 employees and three directors under the Plan.  The options vest ratably over a 4 year term as to 25% each year.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 14 – Stock Options and Warrants (continued)**

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

|  | **2021** |
|---|---|
| Risk-free interest rate | 1.56 % |
| Expected life of options | 10 years |
| Expected annualized volatility | 87.70 % |
| Dividend | Nil |
| Forfeiture rate | 0 % |

The following is a summary of the Company's stock option activity for the year ended December 31, 2021:

|  | Options Outstanding | | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding at December 31, 2020 | 3,680,000 | $ | 0.61 |
| Granted | 285,000 | $ | 0.80 |
| Canceled | 0 | $ | 0 |
| Exercised | 0 | | 0 |
| Outstanding at December 31, 2021 | 3,965,000 | $ | 0.63 |
| Exercisable at December 31, 2021 | 3,667,500 | $ | 0.61 |

The following is a summary of the Company's stock option activity for the year ended December 31, 2020:

|  | Options Outstanding | | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding at December 31, 2019 | 3,930,000 | $ | 0.61 |
| Granted | 0 | | 0 |
| Canceled | 250,000 | $ | 0.61 |
| Exercised | 0 | | 0 |
| Outstanding at December 31, 2020 | 3,680,000 | $ | 0.61 |
| Exercisable at December 31, 2020 | 3,655,000 | $ | 0.61 |

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 14 – Stock Options and Warrants (continued)**

The number and weighted average exercise prices of all options outstanding as of December 31, 2021, are as follows:

| | Options Outstanding | | | |
|---|---|---|---|---|
| Exercise Price | Number Outstanding Dec 31, 2021 | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) | |
| $ 0.80 | 285,000 | $ 0.80 | 9.83 | |
| $ 0.66 | 1,000,000 | $ 0.66 | 4.34 | |
| $ 0.60 | 2,680,000 | $ 0.60 | 4.38 | |
| | 3,965,000 | $ 0.62 | 4.76 | |

The number and weighted average exercise prices of all options outstanding as of December 31, 2020, are as follows:

| | Options Outstanding | | | |
|---|---|---|---|---|
| Exercise Price | Number Outstanding Dec 31, 2020 | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) | |
| $ 0.66 | 1,000,000 | $ 0.66 | 5.34 | |
| $ 0.60 | 2,680,000 | $ 0.60 | 5.38 | |
| | 3,680,000 | $ 0.62 | 5.37 | |

Unamortized compensation expense associated with unvested options is $28,065 as of December 31, 2021. The weighted average period over which these costs are expected to be recognized is approximately 9.9 years.

*Common Stock Purchase Warrants*

As of December 31, 2021 and December 31, 2020, the following common stock purchase warrants were outstanding:

| | Warrants | Weighted Average Exercise Price |
|---|---|---|
| Outstanding – December 31, 2019 | 281,388 [(1)(2)] | $ 0.60 |
| Granted | - | - |
| Canceled/forfeited | - | - |
| Exercised | - | - |
| Outstanding – December 31, 2020 | 281,388 | 0.60 |
| Outstanding – December 31, 2020 | - | - |

| | | | |
|---|---|---|---|
| Granted | | - | |
| Canceled/forfeited | | - | - |
| Exercised | | - | - |
| Outstanding –December 31, 2021 | 281,388 | $ | 0.60 |

(1) During the year ended December 31, 2016, the Company granted 209,444 ten (10) year share purchase warrants to a third party for exercise at $0.60 per share, as compensation under the terms of an agreement with a third party platform with respect to an offering of shares under Regulation A+. The fair value of the warrants was $53,903, which amount was recorded as financing costs.

(2) During the year ended December 31, 2017, the Company granted an additional 71,944 ten (10) year share purchase warrants to a third party for exercise at $0.60 per share, as compensation under the terms of an agreement with a third party platform with respect to an offering of shares under Regulation A+. The fair value of the warrants was $72,419, which amount was recorded as financing costs.

The fair value of the outstanding common stock purchase warrants was calculated using the Black-Scholes option-pricing model with the following assumptions at the measurement date(s):

| | Measurement date | |
|---|---|---|
| Dividend yield | | 0 % |
| Expected volatility | | 29 % |
| Risk-free interest rate | | 2.31 % |
| Expected life (years) | | 10 |
| Stock Price (1) | $ | 0.60 |
| Exercise Price | $ | 0.60 |

(1)    Offering price under the Company's Regulation A+ Offering.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 15 – Going Concern**

The Company's consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, the Company has an accumulated deficit as of $17,065,346 as of December 31, 2021, a net loss and net cash used in operating activities for the reporting period then ended. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year from the date that the financial statements were available to be issued.

The Company's cash position may not be sufficient to support the Company's daily operations. Management plans to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy and its ability to generate sufficient revenue and to raise additional funds, there can be no assurances to that effect. Should the Company fail to raise additional capital, it may be compelled to reduce the scope of its planned future business activities.

The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan, to generate sufficient revenue and to raise additional funds by way of public and/or private offerings.

The consolidated audited financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, ultimately the virus spread globally and continues to spread on an ongoing basis.

While the impact of the ongoing COVID-19 pandemic is waning and restrictions have been lifted in many countries of the world, including the United States, the ongoing impact of COVID-19 and variations of the virus remain unknown.

The ultimate impact of the COVID-19 pandemic on the Company's operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an additional period of business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

The measures taken to date impacted the Company's business for the years ended December 31, 2021 and 2020 and may continue to impact our operations. Management expects ongoing impact to its operations to some degree, but the significance of the impact of the COVID-19 outbreak on the Company's business and the duration for which it may have an impact cannot be determined at this time.

**NOTE 16 – Commitments and Contingencies**

As of December 31, 2021 and 2020, the Company is not involved in any legal proceeding, claims and litigation arising in the ordinary course of business.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 17 – Income Taxes**

The provision (benefit) for income taxes consists of the following components for the years ended December 31, 2021 and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Current | $ -0- | $ -0- |
| Deferred | -0- | -0- |
|  | $ -0- | $ -0- |

The effective income tax rate for the years ended December 31, 2021 and 2020 consisted of the following:

|  | 2021 | 2020 |
|---|---|---|
| Federal statutory income tax rate | (21.00)% | (21.00)% |
| State income taxes-net | (6.90)% | (6.90)% |
| Valuation allowance | 27.90% | 27.90% |
| Permanent difference | 0.00% | 0.00% |
| Net effective income tax rate | 0.00% | 0.00% |

The Company's total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31, 2021 and 2020 were as follows:

|  | 2021 | 2020 |
|---|---|---|
| Net operating loss carryforward | $ 10,401,448 | $ 9,340,140 |
| Less: valuation allowance | (10,401,448 ) | (9,340,140 ) |
|  |  |  |
| Net Deferred tax assets | - | - |

The deferred tax asset was based upon a net operating loss (NOL) carryforward of approximately $27,753,000 as of December 31, 2021 as we will file a consolidated return for 2020. The consolidated return for 2019 has been filed. These NOLs are subject to separate return limitations. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company's ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, has recorded a full valuation allowance against this asset. The Company can utilize its NOL carryforward in the future. The NOL carryforward indefinitely.

The federal and state income tax returns of the Company for 2021 and 2020 are subject to examination by the Internal Revenue Service, generally for three years and California Franchise Tax Board for four years after they were filed. The Company's tax returns for the period from December 31, 2017 to December 31, 2019 are open for assessment.

The Company took no uncertain tax positions at December 31, 2021 or 2020.

**MED-X, INC.**
**DECEMBER 31, 2021 AND 2020**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**NOTE 18 – Other Events**

In April 2020, the Company applied for, approved and received a total of $305,000 in form of the Federal Paycheck Protection Program ("PPP Loan") and Economic Injury Disaster Loan ("EIDL Loan") loans. The Company was granted the loans due to policies adopted to offset the impact of COVID-19. The Company was granted full forgiveness of each of the PPP Loan in the amount of $295,000 and the EIDL Loan of $10,000, resulting in debt extinguishment during December 31, 2021.

**NOTE 19 – Subsequent Events**

As of April 22, 2022, the Company sold 306,758 common shares at $0.80 per share in its Regulation A+ Offering and 2,406,667 common shares at $0.60 per share in its private placement. An Executive of the Company participated by selling 24,541 shares of his owned common stock to the Company, which was resold in the Regulation A+ Offering at $0.80 per share. The Company received net proceeds of $1,292,168 from these offerings.

The Company has evaluated events for the period from December 31, 2021 through the date of the issuance of these audited financial statements and determined that there are no additional events requiring disclosure.

# Exhibit B

*Offering Page*

# Med-X, Inc

Med-X has created a portfolio of proprietary products and services which are designed to provide safer, yet effective solutions to many dangers we all fa...
in our everyday lives. Our flagship product lines, Nature-Cide, Thermal-Aid and Malibu Brands already hold large scale domestic distribution positions in
professional pest control and OTC pharmacy, respectively. In 2023 the Company along with its distribution partners are looking to position Nature-Cide i...
32 different countries where the Company's distribution partners are already doing a great deal of business.



**Progress:** 0 %

**Funding Raised**

$0

**Funding Goal**

$10,000-$3,000,000

**Days Remaining**

Closed

Company Website    SAVE DEAL  ( o )

Virtual Business Pitch    Market Projection    Communication Channel    Team    About

## Business Description



### KEY INVESTMENT POINTS

· Record Growth in 2022. Company saw 80% growth in revenue in 2022.
· Focus to Execute an IPO in 2023 and gain access to GEM $100M in growth capital is a Top Priority for management as
market conditions improve.
· Reserved Nasdaq ticker symbol (MXRX).
· Pesticide regulations continue to tighten around the world.
· Climate changes increasing need for innovative pest control solutions.
· Mosquitos becoming resistant to traditional chemical-based solutions.

In January 2023 the Nature-Cide division attended the Target Specialty Products / Rentokil North America National Sales
Meeting and the division is already beginning to see the effects of the Rentokil Initial – Terminix merger that took place in
late 2022. The Nature-Cide division is already staging registration into all of the Caribbean Islands. The Nature-Cide division
is also expecting to start the same process into Latin America as well as being approved on the Terminix and Rentokil North
America's Approved Product List (APL) in early to mid-2023, which should lead the Nature-Cide division into thousands of
service trucks nationally.

**Security Type:**

Equity Security

**Price Per Share**

$0.25

**Shares For Sale**

12,000,000

**Post Money Valuation:**

43,211,544

**Regulatory Exemption:**

Regulation Crowdfunding -
Section 4(a)(6)

**Deadline:**

May 31, 2023

**Minimum Investment
Amount:**

$500

**Target Offering Range:**

$10,000-$3,000,000

in late 2022. The Nature-Cide division is already staging registration into all of the Caribbean islands. The Nature-Cide division is also expecting to start the same process into Latin America as well as being approved on the Terminix and Rentokil North America Approved Product List (APL) in early to mid 2023, which should lead the Nature-Cide division into thousands of service trucks nationally.

Pesticide regulations continue to tighten around the world.

Climate changes increasing need for innovative pest control solutions.

Mosquitos becoming resistant to traditional chemical based solutions.



### $100M Commitment of Growth Captial from Global Emerging Markets (GEM)

In late 2021 the Company secured a $100 million capital commitment from Global Emerging Markets, a Luxembourg-based alternative investment group. Due to the Company's continued revenue growth the investment banking community has recognized the continued demand for the Med-X product selection as well as large investor demand to participate in investment strategies that make an impact on health and ecology. The company investor base has surpassed 3,800 shareholders who have supported the Company's mission since inception.



Now you can join the Green Scene movement that is making a difference in the areas of Health, Wellness and Ecology everyday, while management prepares the Company for expansion. This round of Regulation Crowdfunding will continue to support revenue growth of its brand portfolio, help position the Nature-Cide brand into the demanding world-wide markets while developing exciting new products and pursue acquisition opportunities, as the Company continues to draw awareness of the overuse of toxic synthetic chemicals and addictive pharmaceutical products.

## Minimum Investment Amount:

### $500

## Target Offering Range:

### $10,000-$3,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

**Form C Submission**

## Problem

### WE ARE ALL BEING EXPOSED TO DANGEROUS SYNTHETIC CHEMICALS

Nearly everyone on this planet is exposed to pesticides or has taken a pain relief pill. Science has proven the long-term health complications and diseases that can happen as a result. Yet, too few people are aware that alternative Eco-friendly products and methods exist in the market that do a similar job, with the same type of efficacy, but with zero negative impact to oneself or the environment.

Reports estimate that in the United States alone over 20 billion pounds of pesticides have been sprayed on our properties and food in just the last 20 years. Globally in the same timespan, this industry has generated over $1 Trillion in revenues. So, why are we all so exposed?

Historically, the use of synthetic chemicals in all of our food, drugs, products, and industries has been controlled by a small group of very large and powerful international corporations. These corporations hold patents and spend millions of dollars lobbying governments all over the world to make sure their products are deemed safe for use, even though the long-term effects of exposure have been proven to be unhealthful and dangerous.



### 1 BILLION POUNDS OF PESTICIDES ARE USED IN THE USA EACH YEAR

Most of these synthetic chemicals contain strong toxic/poisonous chemicals with proven long-lasting, devastating carcinogenic effects. These compounds can take generations to become nascent in the environment. As more chemicals are sprayed or used in products, the build-up just keeps compounding the pollution that harms the environment.

Chemicals from plastics and pesticides are now beginning to be found in our groundwater and public drinking water supplies for the first time. No wonder numerous studies are now linking diseases such as Parkinson's disease, asthma, cancer, and reproductive dysfunction to chemical pesticides.

Source: https://www.usgs.gov/centers/oki-water/science/pesticides?qt-science_center_objects=0#qt-science_center_objects


DRY DEPOSITION
PRECIPITATION
EVAPORATION SPRAY DRIFT WIND EROSION
RUNOFF
RUNOFF
CHEMIGATION
RECHARGE
GROUNDWATER DISCHARGE TO STREAMS
RECHARGE
ENTRY THROUGH WELLS
RECHARGE FROM STREAMS

### 29% OF ALL PEOPLE WHO ARE PRESCRIBED OPIOIDS END UP MISUSING THEM AND 12% OF ALL PEOPLE PRESCRIBED OPIOIDS BECOME ADDICTED

We all know a family that has been impacted by the Opioid Public Health Crisis the Pharmaceutical conglomerates have directly caused in this country by using similar unethical tactics of lobbying to get their addictive drugs in the hands of as many everyday Americans as possible. These addictive drugs have been marketed for the use of everyday pain when science clearly proves the addictive nature of the chemicals used to make them.

29% OF ALL PEOPLE WHO ARE PRESCRIBED OPIOIDS END UP MISUSING THEM AND 12% OF ALL PEOPLE PRESCRIBED OPIOIDS BECOME ADDICTED

We all know a family that has been impacted by the Opioid Public Health Crisis the Pharmaceutical conglomerates have directly caused in this country by using similar unethical tactics of lobbying to get their addictive drugs in the hands of as many everyday Americans as possible. These addictive drugs have been marketed for the use of everyday pain when science clearly proves the addictive nature of the chemicals used to make them.

Source: https://www.drugabuse.gov/drug-topics/opioids/opioid-overdose-crisis



- 270M or 83% of the US population we're not prescribed opioids
- 40M or 12% of the US population were prescribed opioids and used them as directed
- 9.4M or 2.9% of the US population misused opioids but did not develop an addiction or transition to heroin
- 5.6M or 1.7% of the US population misused opioids and became addicted but did not transition to heroin
- 960K or 0.3% of the US population became addicted to heroin after misusing opioids

## Solution

MAKING A DIFFERENCE ONE COMMUNITY AT A TIME

Med-X has developed multiple all-natural plant-based brands of products that solve the same everyday issues people have been trying to solve with chemicals. Med-X has been selling these products into the homes of everyday Americans through partnerships with our e-commerce, major retail, healthcare and chemical distributors. The company is constantly marketing and educating the public about the dangers we face while at the same time offering real, proven effective, safe solutions.

Through targeted marketing, national distribution venues and exposure through our media divisions, our high margin proprietary products are cutting through the noise and getting mainstream attention and sell-through. Med-X is also on the cutting edge of green product development by introducing new innovative topical and supplement products, which will also become available to consumers in the future.



### Our Mission

We would love to tell you that our green solution products and services will bring down Big Chemical and Big Pharma., but let's be real – that is not going to happen. The point of this mission, in fact, is more about balance, transparency, and responsibility. Our goal here is to simply offer alternatives in markets that frankly have never been embraced as safe and effective natural options. And as you are aware, our thinking and products are beginning to resonate.

### Safe Is The New Normal

We are at the forefront of providing safer alternatives to Big Chemical and Big Pharma that will make them more accountable. The consumer is demanding it. Times have changed. If you can offer a person the choice between a green solution and a chemical one, most Americans will now choose the green option, so long as it offers similar results. In recent surveys It's proven that most Americans will actually pay substantially more for a safer option.

Safe Is The New Normal

We are at the forefront of providing safer alternatives to Big Chemical and Big Pharma that will make them more accountable. The consumer is demanding it. Times have changed. If you can offer a person the choice between a green solution and a chemical one, most Americans will now choose the green option, so long as it offers similar results. In recent surveys It's proven that most Americans will actually pay substantially more for a safer option.

Thankfully, the products Med-X produces fall in line with middle America values. The Company has sourced product ingredients and focused on low-cost manufacturing techniques that enable us to offer these products at favorable costs to consumers, while holding higher margins for stakeholders.

In the past, there were little or no options for a homeowner to choose an effective green pesticide to be used in their home. Likewise, there were limited safe, drug-free options for truly relieving a migraine headache or everyday chronic pain. Now there are multiple options being offered by our Med-X Divisions and more that are in final development by Med-X scientists, doctors, and formulators. These products are proven effective in clinical trials and many are already in national distribution channels with solid sell-through driving continued growth.

Source: https://www.surveymonkey.com/stories/SM-366ZZGPJ/



## Business Model

DIVERSE PORTFOLIO OF PRODUCTS AND SERVICES

Med-X is an innovator and leader in developing all-natural and alternative solutions to outdated poisonous chemicals and harmful pharmaceutical products, often used in pest control and pain management. Med-X incorporates best-in-class science, research, and technology for manufacturing and service capabilities across pest control, pain management, and aromatherapy, by primarily utilizing essential oil product development.

The Company's sales are represented by multiple commercial sales verticals and third-party service providers managed through various domestic distribution partners. Retail sales are currently conducted by over-the-counter pharmacy retailers and various e-commerce service providers. Med-X is also focused on educating the public by supporting its digital media platforms The Marijuana Times and The National Investor Network.

Med-X has built a portfolio of high-margin commercial and consumer product brands as well as pest control services. These proven brands help drive the company's current revenue growth. This portfolio strategy gives the company flexibility and power to scale up operations, and raise revenues in any sector by acquiring other like-minded brands that fit the company mission and would like the opportunity to grow together. The Company is already in exploratory talks with several small to medium-sized companies who have shown interest in being a part of a bigger green movement.

Med-X has built a portfolio of high-margin commercial and consumer product brands as well as pest control services. These proven brands help drive the company's current revenue growth. This portfolio strategy gives the company flexibility and power to scale up operations, and raise revenues in any sector by acquiring other like-minded brands that fit the company mission and would like the opportunity to grow together. The Company is already in exploratory talks with several small to medium-sized companies who have shown interest in being a part of a bigger green movement.

## Market Projection

PEST MANAGEMENT MARKET OVERVIEW

Growth: $18 billion in 2018 and expected to surge to $27 billion by 2025.
Driving factors: Government regulations on food hygiene, public health, environmental health, growing awareness.
Restraining factors: Lack of skilled technicians, delayed regulatory approval process for chemical products.
Opportunity: Products that fall under the less-regulated FIFRA 25(b) Minimum Risk Pesticide category.

Source: https://www.alliedmarketresearch.com/pest-control-market

## Competition

Med-X's flagship divisions and core products are all based upon proprietary products which are all-natural, Eco-friendly, and highly effective for professional use while also not being cost prohibitive. The proven effectiveness and acceptance in the marketplace not only give our products the ability to go head-to-head with synthetic and pharmaceutical products and methods, but it also differentiates us from what is currently being implemented in this all-natural movement. Over the last two years, Med-X has broken out of the start-up stage and has become an emerging growth Company, as you can see by the revenue over the last two years.



Cumulative Revenue by Month 2021, 2022

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sept | Oct | Nov | Dec |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2021 | 72,197 | 119,319 | 175,368 | 281,483 | 392,986 | 488,314 | 566,627 | 641,684 | 709,260 | 814,100 | 882,752 | 1,010,431 |
| 2022 (Unaudited) | 124,852 | 201,230 | 393,991 | 593,873 | 715,232 | 884,296 | 1,056,597 | 1,217,601 | 1,330,902 | 1,447,958 | 1,609,327 | 1,842,926 |

Nature-Cide's proprietary insecticide products are proven as effective as synthetic chemical pesticides in the field and in laboratory studies as well as anecdotal reports which have come in from all over the country and world. Unlike any other natural pesticide developer, Nature-Cide's initial development was conducted in the field by our own in-house service division, Nature-Cide Services, Inc. Nature-Cide products are one of the fastest-growing natural products for professional pest management services in the world.

Thermal-Aid's products are patented, all-natural and proven to reduce pain and drug usage in clinical studies. One study reveals Thermal-Aid arthritis hot/cold packs hold vital temperatures longer and steadier than what doctors use in rehabilitation centers. Unlike any other similar products in the space, all Thermal-Aid products carry Flexible Spending Accounts for Consumers and Patient Insurance coverage.

Malibu Brands' "Pacific Pain Relief Cream" is this division's first product release of many to come based upon a very unique and proprietary essential oil blend which is based upon migraine headache relief. In limited release, the anecdotal reports from users claiming unprecedented non-pharmaceutical pain relief has been overwhelming. This first release was developed to go head to head against CBD pain management products and will also be introducing a proprietary version containing various CBD and CBG essential oils when the Federal Government passes legislation for CBD and CBG compounds to be legally sold in the United States. A complete product line for Malibu Brands is currently in development and will be ready for release in late 2023 and 2024.

## Traction & Customers

### NATIONAL PEST CONTROL AND HEALTHCARE DISTRIBUTION

Nature-Cide is being used by a growing network of commercial customers including well known licensed pest control companies which operate nationally. Nature-Cide currently supplies Veseris, Forshaw, Ensystex and Target Specialty Products, along with its parent company "Rentokil Initial" in various regions including India and the Philippines. The Company is currently negotiating with Rentokil Initial Corporate in the U.K. to bring the Nature-Cide brand into 32 countries over the next two years.

The Company plans to continue aggressively marketing within the Pest Control, Hospitality, Transportation, Agriculture, and Janitorial supply markets, while also pursuing the implementation of Nature-Cide in state and federal facilities throughout various regions in the United States and beyond.



### OUR BRANDS

### 1. NATURE-CIDE

The entire Nature-Cide line of products has 10 years of research and development behind it. All of these products have been proven effective in the field by licensed pest management professionals as well as by conducting third-party laboratory efficacy tests. One lab and field test conducted by The Journal of the Mosquito Association in 2019 shows one Nature-Cide product actually outperforms the top chemical products used every day for Mosquito control.

These products are currently being utilized for major commercial and residential use nationwide in professional pest control, hospitality, janitorial, transportation, and agriculture (Including cannabis cultivation). Nature-Cide is available to Pest Management Professionals through nationwide distribution such as Target Specialty Products, Veseris, Forshaw, Ensystex and more!



### 2. THERMAL-AID

Thermal-Aid all-natural products are clinically proven and patented therapeutic heating/cooling modalities designed explicitly for the medical field, to reduce swelling and relieve various pain issues. Thermal-Aid products cover a wide variety of needs for patients in all age groups for a gamut of ailments including but not limited to arthritis, fibromyalgia, multiple sclerosis, migraines, back pain, and muscle aches. Thermal-Aid products have a strong e-commerce presence and can also be found in various OTC pharmacy outlets and qualify for patient insurance reimbursement and FSA programs throughout the United States.

2. THERMAL-AID

Thermal-Aid all-natural products are clinically proven and patented therapeutic heating/cooling modalities designed explicitly for the medical field, to reduce swelling and relieve various pain issues. Thermal-Aid products cover a wide variety of needs for patients in all age groups for a gamut of ailments including but not limited to arthritis, fibromyalgia, multiple sclerosis, migraines, back pain, and muscle aches. Thermal-Aid products have a strong e-commerce presence and can also be found in various OTC pharmacy outlets and qualify for patient insurance reimbursement and FSA programs throughout the United States.


Thermal-Aid Zoo
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thermal AID
PATENTED
All Natural Corn!
Holds
TEMPERATURE Evenly

3. MALIBU BRANDS

Malibu Brands is a premium, homeopathic lifestyle brand. Malibu Brands' first product is the Pacific Pain Relief Cream, which is a proven, natural topical analgesic cream for the temporary relief of various pains including arthritis, joint, muscle, headache, and migraine pain. The Malibu Brands "Pacific Pain Relief Cream " can currently be found in various e-commerce venues. Malibu Brands is working to expand its product footprint with multiple products in development. Additionally, the Malibu Brands division is planning to embark on designing a unique clothing line that uses alternative sustainable materials such as hemp fiber and bamboo as they become readily available.


Malibu Brands Pacific Pain Relief Cream
Nick Phillips
01:32
vimeo

## Investors

4/15/20: Raised $2,837,200 for working capital through 506(c).

5/21/2020: Raised $12,135 for working capital through Reg CF.

4/22/21: Raised $2,881,602 for working capital through 506(c).

10/01/21: Raised $2,987,199 for working capital through 506(c).

10/19/22: Raised $1,071,500 for working capital through 506(c).

## Terms

This is an offering of Common Stock, under registration exemption 4(a)(6), in Med-X, Inc. Up to $3,000,000 in Common Stock may be raised at $0.25 per share with a minimum target amount of $10,000.

The offering deadline is May 31st, 2023. Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Target Amount: $10,000 | 40,000 shares
Maximum Amount: $3,000,000 | 12,000,000 shares
Type of Security: Common Stock
Price/Share: $0.25
Minimum Investment: $500

## Risks

As an investor, please be sure to read and review the Offering Statement. If you have any unanswered questions, please be sure to utilize the communication channel on this page to ask the issuer questions.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch | Team | About | Communication Channel | Updates



**Matthew Mills**
CEO & Chairman
Background
Matthew Mills is currently Chairman of the Board and CEO as well as the Company's visionary. He utilizes and implements his vast experience and knowledge in product development, operations, business development, manufacturing, marketing, and crowdfunding to position the company for short-term and long-term growth.



**Ronald Tchorzewski**
CFO & Director
Background
CFO and Director of Med-X, Inc. since inception. Ron has over thirty-five years of experience in financial accounting for start-up and development comapnies, as well as reporting for publicly held companies from Silicon Valley and beyond. His Chief Financial Officer level support, including business plan development , capital structure, and day-to-day accounting experience positions Med-X, Inc. for financial success.



**Jennifer Mills**
President & Director
Background
Jennifer Mills has been the Director and Corporate Secretary of Med-X, Inc. since its inception and named President in 2021. Jennifer has worked for multiple companies in her career as a high-level accounting liaison as well as in Human Resources and Project Management.



**Nick Phillips**
Chief Media Officer
Background
Nick Phillips began is career in the Hollywood entertainment world and moved into digital marketing for multiple products in Los Angeles, which led him to The Marijuana Times. He drives The Marijuana Times digital magazine to fill a void in the reporting of the cannabis industry by providing a voice, education, and news about the cannabis community. Hi skill-set coupled with his dedication and attention to detail gives The Marijuana Times the leading edge in the industry.



**Dr. Allan Kurtz**
Director
Background
Dr. Allan Kurtz is board-certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation since 1986. Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long-time member of the American Osteopathic College of Internal Medicine.



**Dr. Morton Hyson**
Director
Background
Dr. Morton Hyson is in private practice as a Board-certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, CA, where he has been educating since September 2000. His professional Associations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society.



**Frederick Dashiell, Jr.**
Director
Background
Dr. Frederick Dashiell has held various teaching positions at educational institutions such as Chapman University in Orange, CA, University of California at Los Angeles, and California Institute of Technology. Frederick has also had various positions as a computer scientist as well as research scientist in the private sector. Frederick received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.



**Dr. David Toomey**
CSO & Director
Background
Dr. David Toomey has spent his professional life as a family physician for more than 24 years and as a Hospice Medical Director for the last decade. Over his many years as a physician, Dr. Toomey has also worked as a clinical investigator, developing and running clinical trials for multiple companies, including major pharmaceutical firms.



**Michael Kuntz**
Director
Background
Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016.

**Legal Company Name**

Med-X, Inc

**Location**

8236 Remmet Avenue
Canoga Park, California 91304

**Number of Employees**

15

**Incorporation Type**

C-Corp

**State of Incorporation**

Nevada

**Date Founded**

February 24, 2014

# Exhibit C

*Subscription Agreement*

Med-X, Inc. Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Med-X, Inc. a Nevada Corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Common Stock of the Company (the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $0.25 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, or Debit/Credit Card to the Company.

      a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

      b. The aggregate number of Securities sold shall not exceed 12,000,000 shares (the "Oversubscription Offering"). The Company may accept subscriptions until the offering deadline. Provided that subscriptions for 40,000 shares ($10,000 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) Restricted Securities. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)     To the Company;
(ii)    To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)    To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) Choice of Law. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of California.

(q) Entire Agreement. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r)  No Waiver. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) Counterparts. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t)  Electronic Execution. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) Expenses. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) Gender and Number. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities.

# Med-X, Inc.

## SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Med-X, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

| | |
|---|---|
| Full legal name of Subscriber (including middle name(s), for individuals): | Number of securities: **Common Stock**<br>Aggregate Subscription Price: **$0.00 USD** |
| (Name of Subscriber) | **TYPE OF OWNERSHIP:** |
| By:<br>(Authorized Signature) | If the Subscriber is individual:    If the Subscriber is not an individual: |
| (Official Capacity or Title, if the Subscriber is not an individual) | ☐ Individual<br><br>☐ Joint Tenant |
| (Name of individual whose signature appears above if different than the name of the Subscriber printed above.) | ☐ Tenants in Common<br><br>☐ Community Property<br><br>If interests are to be jointly held: |
| (Subscriber's Residential Address, including Province/State and Postal/Zip Code) | Name of the Joint Subscriber:<br><br>Social Security Number of the Joint Subscriber:<br><br>Check this box is the securities will be held in a custodial account: ☐ |
| Taxpayer Identification Number | Type of account: |
| (Telephone Number) | EIN of account: |
| **(Offline Investor)**<br>(E-Mail Address) | Address of account provider: |

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Med-X, Inc.**

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

**Aggregate subscription amount invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                      (Print Full Name of Entity or Individual)


                                               By:

                                                    (Signature)

                                               Name:

                                               (If signing on behalf of entity)

                                               Title:

                                               (If signing on behalf of entity)

# INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:**     **Med-X, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i.  the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii.  the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii.  the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv.  the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v.  the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi.  the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii.  the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii.  the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)


                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**

1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                              (Print Full Name of Investor)


                                                       By:

                                                           (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

# Appendix 1 - Subscriber Information

## For the Subscriber and Joint Holder (if applicable)

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|-------------------------------|
|      |         |                                  |                               |
|      |         |                                  |                               |

## For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

## For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |